

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2024

Sabrina Martucci Johnson
Principal Executive Officer and Principal Financial Officer
Dare Bioscience, Inc.
3655 Nobel Drive, Suite 260
San Diego, CA 92122

  Re: Dare Bioscience, Inc.
    Form 10-K for the fiscal year ended December 31, 2023
    Filed March 28, 2024
    File No. 001-36395

Dear Sabrina Martucci Johnson:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences